Exhibit 99.(d)

ARES PRIVATE MARKETS FUND
MULTIPLE CLASS PLAN

WHEREAS, Ares Private Markets Fund (the "Fund") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Fund is permitted to rely on an exemptive order from the Securities and Exchange Commission (the "SEC") to offer multiple classes of shares (the "Order");

WHEREAS, pursuant to the Order, the Fund must comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company; and

WHEREAS, Rule 18f-3 requires that a board of directors of an investment company desiring to offer multiple classes of shares pursuant to said Rule adopt a plan setting forth the differences among the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.

NOW, THEREFORE, the Fund hereby voluntarily adopts this multiple class plan pursuant to Rule 18f-3 (the "Plan").

The provisions of the Plan are:

A.	Class Designation; General Description of Classes

As of the effective date of the Plan as set forth below, the Fund may offer three (3) classes of shares of beneficial interests: Class A Shares, Class D Shares and Class I Shares. In general, shares of each class shall be identical except for different expense variables (which will result in different yields or total returns for each class), certain related rights and certain shareholder services.

In addition, pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a Distribution and Servicing Plan (the "12b-1 Plan") under which Class A Shares and Class D Shares are subject to a distribution and servicing fee. A general description of the fees applicable to each class of shares is set forth below.

1.           Class A. Class A Shares are subject to a sales load of up to 3.50% of the investment amount. Under the 12b-1 Plan, Class A Shares are subject to a distribution and servicing fee at the annual rate of 0.85% based on the aggregate net assets of the Fund attributable to Class A Shares, to be calculated, accrued and paid monthly. Class A Shares require a minimum initial investment of $25,000 and a minimum subsequent investment of $5,000, except as otherwise approved by the Board of Trustees of the Fund (the "Board").

2.           Class D. Class D Shares are not subject to a sales load. Under the 12b-1 Plan, Class D Shares are subject to a distribution and servicing fee at the annual rate of 0.25% based on the aggregate net assets of the Fund attributable to Class D Shares, to be calculated, accrued and paid monthly. Class D Shares require a minimum initial investment of $25,000 and a minimum subsequent investment of $5,000, except as otherwise approved by the Board.

3.           Class I Shares. Class I Shares are not subject to a sales load. Class I Shares are not subject to a distribution and servicing fee under the 12b-1 Plan. Class I Shares require a minimum initial investment of $1,000,000 and a minimum subsequent investment of $5,000, except as otherwise approved by the Board.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund's waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all shareholders regardless of share class.

B.	Expense Allocation of Each Class

Class-specific expenses of the Fund shall be allocated to the specific class of shares of the Fund. Non-class specific expenses shall be allocated in accordance with Rule 18f-3 and any related guidance from the SEC or its staff. All expenses incurred by the Fund will be allocated, as provided for herein, among its classes of shares based on the respective net assets of the Fund attributable to each such class. The value of the Fund's net assets attributable to each class of shares shall be computed in the manner specified in the Fund's then-current Prospectus and Statement of Additional Information for the computation of the Fund's net asset value.

In addition to different expenses associated with the 12b-1 Plan, each class of shares may pay a different amount of the following expenses:

1.	administrative and/or accounting or similar fees incurred by a specific class;

2.	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses and proxies;

3.	Blue Sky fees incurred by a specific class;

4.	SEC registration fees incurred by a specific class;

5.	expenses of administrative personnel and services required to support the shareholders of a specific class;

6.	trustees' fees incurred as a result of issues relating to a specific class;

7.	auditor's fees, litigation expenses, and other legal fees and expenses relating to a specific class;

8.	transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

9.	account expenses relating solely to a specific class;

10.	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

11.	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund's assets) actually incurred in a different amount by a class or related to a class' receipt of services of a different kind or to a different degree than another class, including reimbursement for any expense support provided to such class.

C.	Waivers and Reimbursements

Fees and expenses may be waived or reimbursed by Ares Capital Management II LLC, the Fund's investment adviser, or its affiliates, or any other service provider to the Fund. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

D.	Income, Gains and Losses

Income, realized gains and losses and unrealized appreciation and depreciation shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund, in each case in accordance with U.S. Generally Accepted Accounting Principles.

E.	Class Designation

Subject to approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

F.	Conversion Features; Exchange Privileges

No class shall be subject to any automatic conversion feature nor shall any class be subject to an exchange privilege.

G.	Additional Information

This Plan is qualified by and subject to the terms of the then-current Prospectus and Statement of Additional Information for the applicable classes; provided, however, that none of the terms set forth in any such Prospectus and Statement of Additional Information shall be inconsistent with the terms of the classes contained in this Plan.

H.	Effective Date; Amendments

This Plan shall become effective at such time as specified by the Board. This Plan may be terminated or amended at any time with respect to the Fund or a class of shares thereof by a vote of a majority of the Board, including a majority of the Trustees who are not considered "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Fund.